Mail Stop 3561

November 16, 2006

Ronald Mapes
Blackhawk Biofuels, LLC
22 South Chicago Avenue
Freeport, Illinois 61032

      Re: **Blackhawk Biofuels, LLC**
              Amendment No 2 to Registration Statement on Form SB-2
              Filed November 7, 2006
              File No. 333-136353

Dear Mr. Mapes:

      We have reviewed your responses to the comments in our letter dated October 16, 2006 and have the following additional comments.

General

1. Please consider the financial statement updating requirements outlined in Item 310 of Regulation S-B, upon filing your revised document. We may have additional comments upon review of your updated presentation.

2. An updated accountants' consent should be provided in the next amendment.

The Offering, page 4

3. We note your response to our prior comment 3. Please confirm that you will file a post-effective amendment if a material change to the offering is made after effectiveness of this registration statement. Please also revise your disclosure to clarify that a post-effective amendment will be filed if a material change is made to the offering.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflet at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3315.

Regards,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile (612) 371-3207
        Joe R. Thompson, Esquire
        Lindquist & Vennum PLLP
        4200 IDS Center, 80 South Eight Street
        Minneapolis, Minnesota 55402